Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), April 12, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
31/03/2021	6,000	178.3557	1,070,134.20	—	—	—	—	6,000	178.3557	1,070,134.20
01/04/2021	3,782	178.5810	675,393.34	—	—	—	—	3,782	178.5810	675,393.34
06/04/2021	6,000	177.2778	1,063,666.80	2,200	209.9127	461,807.94	390,965.07	8,200	177.3941	1,454,631.87
07/04/2021	8,000	174.8102	1,398,481.60	4,850	209.4960	1,016,055.60	854,977.79	12,850	175.3665	2,253,459.39
08/04/2021	7,000	176.0668	1,232,467.60	—	—	—	—	7,000	176.0668	1,232,467.60
09/04/2021	7,000	174.7852	1,223,496.40	—	—	—	—	7,000	174.7852	1,223,496.40
Total	37,782	176.3708	6,663,639.94	7,050	209.6260	1,477,863.54	1,245,942.85	44,832	176.4272	7,909,582.79

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till April 9, 2021, the total invested consideration has been:
•    Euro 18,439,453.54 for No. 107,782 common shares purchased on the MTA.
• USD 1,477,863.54 (Euro 1,245,942.85*) for No. 7,050 common shares purchased on the NYSE

As of April 9, 2021, the Company held in treasury No. 9,027,343 common shares equal to 3.51% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until April 9, 2021, the Company has purchased a total of 3,842,017 own common shares on MTA and NYSE for a total consideration of Euro 523,107,629.56.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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